SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into English)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. dated November 7, 2002 announcing results for the third quarter of 2002.

SIGNATURES
Third Quarter 2002 Results
Financial Condition
Publication of Full Year Figures
Consolidated Profit and Loss Account
Consolidated Balance Sheet
Consolidated statement of cash flow/ Movement schedule of shareholders’equity
Net income and shareholders’ equity

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: November 21, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

	By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

	By:	/s/ J.P. Cleaver, Jr.

Name: J.P. Cleaver, Jr.
Title: Member of the Management Board

FOR IMMEDIATE RELEASE

Amsterdam, November 7, 2002	Contact:	Tom L. Schram Director of Investor Relations Van der Moolen Holding NV +31 (0)20-535-6789 -or- Jeff Zelkowitz (Investor Relations) Patricia Zafiriadis (Media Relations) Taylor Rafferty +1 212-889-4350

PRESS RELEASE

Van der Moolen: net income of € 17.2 million in the third quarter of 2002

Van der Moolen, specialist and market maker in the most important American and European equity, option and fixed income markets, achieved net income from ordinary activities of € 17.2 million in the third quarter of 2002, a decline of 10% compared with the same period of 2001 and an increase of 2% relative to the second quarter of 2002. Net income from ordinary activities per common share was € 0.43, a decrease of 11% from the third quarter of 2001 and a 2% increase compared with the second quarter of 2002.
Of Van der Moolen’s 66 trading days in the quarter, 62 (94%) were closed with a positive trading result.

Key Figures

	3rd quarter	3rd quarter		2nd quarter		9 months
	2002	2001		2002		2002	2001

Euros millions
Total revenues	86.0	73.9	16%	86.3	0%	250.2	255.8	-2%
Operating income before amortization of intangibles	40.7	34.3	19%	37.2	9%	111.9	135.2	-17%
Net income from ordinary activities	17.2	19.2	-10%	16.9	2%	51.8	73.2	-29%
Guarantee capital	580.4	456.7	27%	559.4	4%	580.4	456.7	27%
Per share (Euros)
Net income from ordinary activities	0.43	0.49	-11%	0.42	2%	1.29	1.86	-31%

F.M.J. (Fred) Böttcher, CEO of Van der Moolen, remarked: “Our equity trading teams again showed outstanding performance. On the NYSE we achieved an improvement in revenues and margins under turbulent market conditions, in line with the development of exchange volumes and the development of intra-day price volatility during the quarter. Underlying US growth was to some degree offset in our reported results by the depreciation of the US dollar versus the euro. All of our European equity trading units were profitable. Trading results from our U.S. option units were still negative, but showed an improvement over the previous quarter. Given the current uncertainties about market developments in a year that has seen a break from the normal seasonal trading patterns, we will give no forecast for the full year.”

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Third Quarter 2002 Results

Compared with the third quarter of 2001, most markets exhibited higher volumes and increased intra-day price volatility in the third quarter of 2002, especially during July. Compared to the second quarter of the current year, the third quarter saw lower volumes but higher volatility in most markets.

Revenues amounted to € 86.0 million in the third quarter of 2002, a 16% increase over the same period in 2001. This resulted from the combined effect of 8% autonomous growth, a 16% increase resulting from acquisitions and a negative currency effect of 8%. Compared with the second quarter of 2002, local currency revenues rose organically by 5%, an increase that was offset by a 5% decline in the value of the U.S. dollar relative to the euro.

In the third quarter 81% of revenues were generated in the U.S., compared with 82% in the third quarter of 2001 and 79% in the second quarter of 2002.
The revenues of Van der Moolen Specialists USA rose 9% compared with the prior year, largely as a result of the acquisitions of Stern Kennedy and Scavone in 2001 and the acquisition of Lyden in 2002. Compared with the second quarter of 2002, they declined by 3%, entirely as a result of translation into Van der Moolen’s reporting currency: in constant currency they would have risen 4%. With one loss-making day in July, Van der Moolen Specialists USA closed 98% of its trading days with a positive trading result in the third quarter of 2002.
U.S. option trading revenues were a negative € 0.7 million in the third quarter of 2002, but showed some improvement both year-on-year and quarter-to-quarter.
Revenues from market making Europe (equities, bonds and options) increased by 38% compared with the third quarter of 2001, when these revenues were influenced by negative trading revenues from option trading in Amsterdam. Compared with the second quarter of 2002 European trading revenues were down 7%.

Transaction costs rose by 37% compared with the prior year, primarily as a result of the expansion of our activities and higher costs as a result of the increasing importance of arbitrage activities. Compared with the second quarter of 2002, transaction costs decreased by 13%, largely as a result of lower trading costs in Europe.

Operating costs in the third quarter of 2002 rose by 9% compared with the same period of 2001. Operating costs declined by 6% relative to the second quarter of the current year, mainly through the decline of the U.S. dollar relative to the euro and the effect of cost reductions.

Operating income before amortization of intangible assets came to € 40.7 million, an increase of 19% compared with the third quarter of 2001 and 9% compared to the second quarter of 2002.

The operating margin (operating income before amortization of intangible assets relative to gross revenue) was 47% in the third quarter of 2002, compared with 46% the prior year’s third quarter and 43% in the second quarter of 2002.

Amortization of intangible assets was € 2.2 million, comprising amortization related to acquisitions closed in the period since January 1, 2001.

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The effective tax rate on income from ordinary activities (after minority interests) was 35%, compared with 23% in the third quarter of 2001 and 30% in the second quarter of 2002. The increase is largely attributable to the increased contribution of U.S. activities as a proportion of total earnings.

Minority interests rose by 93% compared with the third quarter of 2001 and 22% with respect to the second quarter 2002. These increases result mainly from reduced losses at Cohen, Duffy, McGowan.

Net income from ordinary activities, after minority interests, was € 17.2 million, a 10% decrease year-on-year and a 2% increase quarter-to-quarter.

Net income from ordinary activities per common share, calculated on the weighted average number of shares outstanding during the relevant periods and after deduction of dividends on financing preferred shares, was € 0.43 in the third quarter of 2002, 11% lower than the € 0.49 earned in the third quarter of 2001 and 2% higher than the € 0.42 earned in the second quarter of 2002.

With the release of the annual results for 2001, a number of reclassifications were instituted that affect various items in the Profit and Loss Account. For purposes of comparison, retrospective reclassifications of these items in the quarterly Profit and Loss Accounts for 2001 are provided.

Financial Condition

The balance sheet total rose from € 2.1 billion on December 31, 2001 to € 2.3 billion on September 30, 2002. The increase primarily reflects the consolidation of Lyden, Dolan, Nick and the expansion of Van der Moolen Bonds in London.

Shareholders’ Equity on September 30, 2002 was € 264.8 million, compared with € 265.7 million on December 31, 2001. The depreciation of the U.S. dollar relative to the euro had a negative effect on Shareholder’s Equity, offset by the contribution from positive net income over the first nine months. The year-end 2001 figure also included the cash dividend paid out in April 2002. As a result of some shareholders exercising their right to receive that dividend in shares rather than cash, some 785,000 shares were issued in April 2002.

Publication of Full Year Figures

Van der Moolen will publish its annual results for 2002 on March 6, 2003, prior to the opening of Euronext. Prior to exchange opening on February 19, 2003, a preliminary announcement of fourth quarter results will be released.

For further information please contact T.L. Schram: +31 (0)20 535 67 89
For more information on Van der Moolen, please visit www.vandermoolen.com.

N.B.:
Van der Moolen has scheduled an analysts’ conference call for today at 16:00 Amsterdam time.
This will be distributed live over www.vandermoolen.com.
For more information please contact Karen Wagner at Taylor-Rafferty Associates, telephone +1 (212) 889 4350.

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Van der Moolen Holding N.V.
Consolidated Profit and Loss Account
(Dutch GAAP, Unaudited)

	Q3	Q3		Q2
(amounts in millions of Euros, except per share data)	2002	2001	%	2002	%

Specialist activities	67.2	63.7		67.2
Market maker activities	16.4	6.7		16.3
Other activities	2.4	3.5		2.8
Total revenues	86.0	73.9	16%	86.3	0%
Transaction costs	10.8	7.9	37%	12.4	-13%
Net revenues	75.2	66.0	14%	73.9	2%
Fixed personnel expenses	13.2	11.8		14.0
Variable personnel expenses	9.3	8.9		9.5
Seat leases	4.8	4.1		4.6
Information and communication expenses	1.2	1.5		2.0
General and administrative expenses	5.3	4.7		6.0
Depreciation	0.7	0.7		0.6
Total operating expenses	34.5	31.7	9%	36.7	-6%
Operating income before amortization of intangible fixed assets	40.7	34.3	19%	37.2	9%
Amortization of intangible fixed assets	2.2	1.3		2.4
Operating income after amortization of intangible fixed assets	38.5	33.0	17%	34.8	11%
Net interest income (expense)	(3.7)	(3.8)		(3.8)
Income from ordinary activities before tax	34.8	29.2	19%	31.0	12%
Taxation	9.3	5.7		7.3
Income from ordinary activities after tax	25.5	23.5	9%	23.7	8%
Extraordinary income after taxation	—	32.4		—
Extraordinary expense after taxation	—	(3.8)		—
Group income after taxation	25.5	52.1	-51%	23.7	8%
Minority interest	8.3	4.3		6.8
Net income	17.2	47.8	-64%	16.9	2%
Net income from ordinary activities	17.2	19.2	-10%	16.9	2%
Dividends on financing preferred shares	0.7	0.7		0.7
Net income from ordinary activities attributable to holders of common shares	16.5	18.5	-11%	16.2	2%
Average number of common shares outstanding 1)	38,406,226	38,132,531	1%	38,399,328	0%
Diluted average number of common shares outstanding 1)	38,469,224	38,234,335	1%	38,532,956	0%
Net income from ordinary activities per common share 1)	€ 0.43	€ 0.49	-11%	€ 0.42	2%
Diluted net income from ordinary activities per common share 1)	€ 0.43	€ 0.48	-11%	€ 0.42	2%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	9 months	9 months
(amounts in millions of Euros, except per share data)	2002	2001	%

Specialist activities	196.4	198.8
Market maker activities	44.7	47.5
Other activities	9.1	9.5
Total revenues	250.2	255.8	-2%
Transaction costs	32.3	22.5	44%
Net revenues	217.9	233.3	-7%
Fixed personnel expenses	41.1	33.7
Variable personnel expenses	27.2	34.2
Seat leases	14.0	9.6
Information and communication expenses	4.8	4.6
General and administrative expenses	16.9	14.3
Depreciation	2.0	1.7
Total operating expenses	106.0	98.1	8%
Operating income before amortization of intangible fixed assets	111.9	135.2	-17%
Amortization of intangible fixed assets	6.3	1.3
Operating income after amortization of intangible fixed assets	105.6	133.9	-21%
Net interest income (expense)	(11.3)	(6.6)
Income from ordinary activities before tax	94.3	127.3	-26%
Taxation	22.0	32.3
Income from ordinary activities after tax	72.3	95.0	-24%
Extraordinary income after taxation	—	32.4
Extraordinary expense after taxation	—	(3.8)
Group income after taxation	72.3	123.6	-42%
Minority interest	20.5	21.8
Net income	51.8	101.8	-49%
Net income from ordinary activities	51.8	73.2	-29%
Dividends on financing preferred shares	2.1	2.1
Net income from ordinary activities attributable to holders of common shares	49.7	71.1	-30%
Average number of common shares outstanding 1)	38,380,353	38,132,531	1%
Diluted average number of common shares outstanding 1)	38,527,084	38,234,335	1%
Net income from ordinary activities per common share 1)	€ 1.29	€ 1.86	-31%
Diluted net income from ordinary activities per common share 1)	€ 1.29	€ 1.86	-31%

1)	(Diluted) average number of common shares outstanding and EPS figures for prior reporting periods have been adjusted for stock dividends issued in April 2002.

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Van der Moolen Holding N.V.	Q3	Q3		Q2		9 months	9 months
Revenue breakdown in millions of Euros	2002	2001	%	2002	%	2002	2001	%

VDM Specialists USA	70.0	64.5		71.9		206.8	193.6
Net gain on principal transactions	59.1	53.7	10%	60.4	-2%	173.8	158.4	10%
Commissions	8.5	7.8	9%	9.0	-6%	25.6	22.5	14%
Other	2.4	3.0	-20%	2.5	-4%	7.4	12.7	-42%
Options USA	(0.7)	(4.1)	-83%	(3.5)	-80%	(5.3)	0.8
Market making Europe	15.0	10.9	38%	16.1	-7%	42.7	55.7	-23%
Other activities	1.7	2.6	-35%	1.8	-6%	6.0	5.7	5%

Total revenues	86.0	73.9	16%	86.3	0%	250.2	255.8	-2%

Van der Moolen Holding N.V. Operating income before amortization of intangible fixed
	Q3	Q3		Q2		9 months	9 months
assets, breakdown in millions of Euros	2002	2001	%	2002	%	2002	2001	%

VDM Specialists USA	43.8	39.5	11%	45.3	-3%	129.2	125.2	3%
Options USA	(3.6)	(8.9)	-60%	(7.8)	-54%	(17.2)	(11.0)	56%
Market making Europe	2.5	1.9	32%	2.1	19%	5.6	22.6	-75%
Other activities	(2.0)	1.8	-211%	(2.4)	-17%	(5.7)	(1.6)	256%

Total operating income before amortization of intangible fixed assets, breakdown in millions of Euros	40.7	34.3	19%	37.2	9%	111.9	135.2	-17%

Van der Moolen Specialists USA (VDMS)	Q3	Q3	Q2	9 months	9 months
Key figures (Dutch GAAP)	2002	2001	2002	2002	2001

VDM Specialists USA revenues ($ million)	69.0	57.6	66.4	192.3	174.7
Net gain on principal transactions	58.1	48.0	55.8	161.6	143.0
Commissions	8.4	6.9	8.3	23.8	20.2
Other	2.5	2.7	2.3	6.9	11.5
Total dollar value of trading NYSE ($ billion)	2,628	2,370	2,682	7,901	7,993
VDMS dollar volume on NYSE ($ billion)	271	218	277	781	639
VDMS market share in dollar value NYSE	10.3%	9.2%	10.3%	9.9%	8.0%
VDMS dollar value of principal shares traded on the NYSE ($ billion)	94	69	95	271	202
Participation rate	34.7%	31.4%	34.5%	34.7%	31.7%
VDMS net gain on principal transactions ($ million)	58.1	48.0	55.8	161.6	143.0
Realization rate (basis points)	6.2	7.0	5.9	6.0	7.1

Source: NYSE, Van der Moolen

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Van der Moolen Holding N.V.
Consolidated Balance Sheet
(Dutch GAAP, unaudited)

(amounts in millions of Euros)	September 30, 2002		December 31, 2001

Assets
Fixed assets
Intangible fixed assets	207.9		159.4
Tangible fixed assets	10.0		11.1
Financial fixed assets	71.0		67.1

		288.9		237.6
Current assets
Long positions securities	697.9		775.7
Clearing organizations and professional parties	943.6		723.1
Accrued income and other receivables	20.9		31.0
Cash and cash-equivalents	362.4		304.2

		2,024.8		1,834.0

Total assets		2,313.7		2,071.6

Shareholders’ equity and liabilities
Shareholders’ equity	264.8		265.7
Minority interest	77.4		64.1

Group equity	342.2		329.8
Subordinated debt	238.2		207.7

Guarantee capital		580.4		537.5
Provisions		13.6		14.7
Long-term liabilities		7.3		7.3
Short-term liabilities
Short positions securities	952.1		1,178.4
Clearing organizations and professional parties	612.1		151.6
Short-term loans	28.0		65.5
Advanced by clearing organizations	62.7		46.7
Accrued expenses and other liabilities	57.5		69.9

		1,712.4		1,512.1

Total shareholders’ equity and liabilities		2,313.7		2,071.6

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Van der Moolen Holding N.V.
Consolidated statement of cash flow/ Movement schedule of shareholders’equity
(Dutch GAAP, unaudited)

Consolidated statement of cash flow

	9 months		9 months
(Amounts in millions of Euros)	2002		2001

Cash flow from operating activities
Net income	51.8		101.8
Net gain on disposal of financial fixed assets	—		(32.4)
Minority interest	20.5		21.8
Depreciation and amortization of fixed assets	8.3		3.0
Change in provisions	3.6		2.6
Change in working capital	89.2		(52.6)

		173.4		44.2
Cash flow from investing activities
Investments in tangible fixed assets	(2.1)		(4.5)
Disposals of tangible fixed assets	0.8		—
Acquired group companies, less cash received	(61.5)		(153.8)
Investments in financial fixed assets	—		(0.9)
Divestments and repayments of financial fixed assets	0.6		46.8
Dividends received	—		2.1

		(62.2)		(110.3)
Cash flow from financing activities
Net change in subordinated debt and long-term liabilities	46.2		106.1
Net change of short-term loans	(37.5)		90.1
Issued shares	1.9		7.0
Dividend payment	(21.9)		(58.1)
Net change in minority interest	(17.8)		(10.3)
Other movements	(0.2)		(0.8)

		(29.3)		134.0
Currency exchange differences		(39.7)		3.2
Change in cash and cash-equivalents, net of amounts advanced by clearing organizations		42.2		71.1
Cash and cash-equivalents, net of amounts advanced by clearing organizations at January 1,		257.5		212.7

Cash and cash-equivalents, net of amounts advanced by clearing organizations at September 30,		299.7		283.8

Movement in shareholders’equity

	9 months		9 months
(Amounts in millions of euros)	2002		2001

Shareholders’ equity at January 1,		265.7		188.5
Exercise of options	1.9		6.8
Issue of financing preferred shares	—		0.2
Cash dividend	(19.8)		(56.0)
Currency exchange differences	(32.5)		(3.2)
Net income for the period January 1 - September 30,	51.8		101.8
Preferred dividend for the period January 1 - September 30	(2.1)		(2.1)
Other	(0.2)		(2.2)

		(0.9)		45.3

Shareholders’ equity at September 30,		264.8		233.8

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Van der Moolen Holding N.V.
Net income and shareholders’ equity
(US GAAP, unaudited)

	Q3	Q3		Q2		9 months	9 months
(amounts in millions of Euros)	2002	2001	%	2002	%	2002	2001	%

Net income in accordance with Dutch GAAP	17.2	47.8	-64%	16.9	2%	51.8	101.8	-49%
Adjustments to reported net income
Amortization of intangible fixed assets	(0.6)	(3.2)		(0.6)		(1.8)	(11.6)
Pensions	—	0.1		—		0.4	1.5
Stock options	(1.4)	(0.7)		(1.4)		(4.2)	(3.5)
Other	(0.6)	(1.3)		(0.5)		(1.1)	(1.3)
Taxation	(2.1)	(2.0)		(2.2)		(6.9)	(4.6)

Net income in accordance with US GAAP	12.5	40.7	-69%	12.2	2%	38.2	82.3	-54%
Dividend on financing preferred shares	(0.7)	(0.7)		(0.7)		(2.1)	(2.1)
Net income in accordance with US GAAP attributable to common shares	11.8	40.0	-71%	11.5	3%	36.1	80.2	-55%
Average number of common shares outstanding	38,406,226	38,132,531		38,399,328		38,380,353	38,132,531
Diluted average number of common shares outstanding	38,469,224	38,234,335		38,532,956		38,527,084	38,234,335

(amounts in euros)
Net income from ordinary activities per common share in accordance with Dutch GAAP	0.43	0.49	-11%	0.42	2%	1.29	1.86	-31%
Net income per common share (including net extraordinary income) in accordance with Dutch GAAP	0.43	1.24		0.42		1.29	2.61
Basic earnings per common share in accordance with US GAAP	0.31	1.05	-71%	0.30	3%	0.94	2.10	-55%
Diluted net income from ordinary activities per common share in accordance with Dutch GAAP	0.43	0.48	-11%	0.42	2%	1.29	1.86	-31%
Diluted net income per common share (including net extraordinary income) in accordance with Dutch GAAP	0.43	1.23		0.42		1.29	2.61
Diluted earnings per common share in accordance with US GAAP	0.31	1.05	-71%	0.30	3%	0.94	2.10	-55%

	Sept. 30,	Dec. 31,
(amounts in millions of Euros )	2002	2001

Shareholders’ equity in accordance with Dutch GAAP	264.8	265.7
Adjustments to reported shareholders’ equity
Goodwill and specialist assignments	308.5	343.1
Pensions	9.1	8.7
Taxation	(21.7)	(16.5)
Other	2.9	4.0

Shareholders’ equity in accordance with US GAAP	563.6	605.0

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Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
Van der Moolen’s shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM). The share price in Amsterdam can be followed on www.vandermoolen.com.

Disclaimer:

Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company’s most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

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